SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Intersections Inc.

(Name of the Issuer)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

iSubscribed Inc.

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

Loeb Holding Corporation

Michael R. Stanfield

Stanfield Family Investments LLC

David A. McGough

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	iSubscribed Inc.: 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel (424) 363-3066

General Catalyst Group IX, L.P.,

GC Entrepreneurs Fund IX, L.P.:

c/o General Catalyst Partners

20 University Road, 4th Floor

Cambridge, MA 02138

Attn: Christopher McCain,

Chief Legal Officer

(617) 234-7000

Loeb Holding Corporation 100 Wall Street, 19th Floor New York, NY 10005 Attn.: Bruce L. Lev, CEO (212) 483-7000	Michael R. Stanfield Stanfield Family Investments LLC P.O. Box 2183 Middleburg, VA 20118 Attn.: Michael R. Stanfield (540) 253-5356	David A. McGough c/o Intersections Inc. 3901 Stonecroft Boulevard Chantilly, Virginia 20151 Attn: David A. McGough (703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343	Mark Mihanovic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7438	Jane D. Goldstein Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7431

	Bradley Kulman Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-6613	Ralph Norton Davis & Gilbert LLP 1740 Broadway New York, NY 10019 (212) 468-4944

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$106,255,123.12	$12,878.12

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,878.12	Filing Parties: WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P.

Form or Registration No.: Schedule TO-T	Date Filed: November 29, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2018, as amended by Amendment No. 1 thereto, filed on December 18, 2018 (the “Schedule 13E-3” or “Transaction Statement”), and relates to an offer by WC SACD One Merger Sub, Inc. to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of Intersections Inc., at a price of $3.68 per Share in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in the Offer to Purchase, dated November 29, 2018 (as amended and as may be further amended from time to time, the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer is described in more detail in the Schedule TO-T tender offer statement filed with the SEC on November 29, 2018 by the filing persons hereto other than Loeb Holding Corporation, Michael R. Stanfield, Stanfield Family Investments LLC, and David A. McGough, as amended by Amendment No. 1 thereto, filed on December 18, 2018 (as amended and as may be further amended from time to time, the “TO-T”), which includes the Offer to Purchase and the Letter of Transmittal, (together with all other exhibits attached thereto, the “Tender Offer Statement”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 13E-3 remains unchanged. Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meanings assigned to them in the Schedule 13E-3 or Tender Offer Statement, as applicable. All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

“The summary and chronology of the background of the Offer set forth in “ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b) Background of the Offer and the Merger” in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.”

ITEM 15.	ADDITIONAL INFORMATION.

Item 15 of the Schedule 13E-3 is hereby restated in its entirety as follows:

“All of the information in the Tender Offer Statement, as may be amended from time to time, and the Schedule 14D-9, as may be amended from time to time, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Item 15 of this Schedule 13E-3.

(c) Other material information. On December 11, 2018, a putative class action captioned Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA (the “Action”) was filed in the United States District Court for the District of Delaware against the Company, members of the Company Board, Parent and Purchaser. The complaint alleges that the Schedule 14D-9 omits material information with respect to the proposed transaction, which renders the Schedule 14D-9 false and misleading, and that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act in connection with the Schedule 14D-9. Among other things, the complaint seeks to enjoin defendants from proceeding with the proposed transaction, or in the event defendants consummate the proposed transaction, rescind it and set it aside or award the plaintiff rescissory damages, and award costs, including attorneys’ and experts’ fees.

The defendants believe that the claims asserted in the Action are without merit and no supplemental disclosure is required under applicable law. To the contrary, the defendants specifically deny all allegations in the Action. However, on December 21, 2018, in order to avoid the risk of adverse effect or delay in connection with the transaction and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the defendants entered into an agreement in principle with plaintiff that is expected to be memorialized in a memorandum of understanding (the “MOU”) memorializing the parties’ agreement to settle the Action. Under the terms of the proposed MOU, the plaintiff has agreed to voluntarily dismiss with prejudice the individual claims asserted in the Action, and dismiss without prejudice claims asserted in the Action on behalf of a putative class of the Company’s stockholders, and to undertake all steps, including the preparation and filing of documents, stipulations or other papers deemed necessary to effectuate dismissal of the Action. In connection with the settlement, plaintiff intends to seek an award of attorneys’ fees and reimbursement of expenses.

In connection with the settlement, the defendants also agreed to make certain disclosures related to the Offer and the Merger that are supplemental to the disclosures set forth in the Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures include disclosures that address plaintiff’s allegations and claims that the Schedule 14D-9 was false and misleading and were made solely to avoid the costs and burdens of litigation, and without admitting any liability or wrongdoing. The Supplemental Disclosures contemplated by the proposed MOU are set forth in Amendment No. 3 to the Schedule 14D-9, as filed on December 26, 2018, which should be read in conjunction with the disclosures contained in the Schedule 14D-9, as amended. Nothing in the Schedule 13E-3, Amendment No. 3 to the Schedule 14D-9 or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in the Schedule 13E-3, Amendment No. 3 to the Schedule 14D-9. The settlement will not affect the Offer Price or Merger Consideration to be paid to the Company’s stockholders in connection with the Offer or the Merger.”

ITEM 16.	EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit to the list of Exhibits:

(a)(5)(C)	Class Action Complaint, Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA, filed in the United States District Court for the District of Delaware, dated December 11, 2018 (incorporated herein by reference to Exhibit (a)(11) of Schedule 14D-9, as amended, filed by Intersections Inc. with the Securities and Exchange Commission on December 18, 2018).

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 26, 2018

WC SACD One Merger Sub, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One Parent, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

iSubscribed Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WndrCo Holdings, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

General Catalyst Group IX, L.P.
a Delaware corporation

By:	General Catalyst Partners IX, L.P.
its General Partner

By:	General Catalyst GP IX, LLC
its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC Entrepreneurs Fund IX, L.P.
a Delaware corporation

By:	General Catalyst Partners IX, L.P.
its General Partner

By:	General Catalyst GP IX, LLC
its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

Loeb Holding Corporation

By:	/s/ Bruce L. Lev
Name:	Bruce L. Lev
Title:	Chief Executive Officer and President

/s/ Michael R. Stanfield
Michael R. Stanfield, an individual

Stanfield Family Investments LLC

By:	/s/ Michael R. Stanfield
Name:	Michael R. Stanfield
Title:	Managing Member

/s/ David A. McGough
David A. McGough, an individual